March 22, 2022

Mr. Mark Brunhofer

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Re:	Nomura Holdings, Inc.
Form 20-F for the Fiscal Year Ended March 31, 2021
Filed June 25, 2021
File No. 001-15270

Dear Mr. Brunhofer:

We refer to the comment letter from the Staff of the Securities and Exchange Commission (“SEC”), dated February 22, 2022 (the “Letter”) with respect to the annual report on Form 20-F of Nomura Holdings, Inc. (“Nomura”) for the fiscal year ended March 31, 2021 filed with the SEC on June 25, 2021 (the “Form 20-F”). Our responses to the Staff’s comments in the Letter are set forth below. For your convenience, we have included the text of the Staff’s comments below and have keyed our responses accordingly.

Form 20-F for the Fiscal Year Ended March 31, 2021

Notes to the Consolidated Financial Statements

Note 20: Affiliated companies and other equity-method investees:

NREH, page F-130

1.

You disclose that you recognized an impairment charge during fiscal 2021 of ¥47,661 million related to your equity method investment in Nomura Real Estate Holdings, Inc. (NREH) based on the period and extent to which the share price was below the carrying value. You also disclose that the difference between the carrying value of your investment in NREH and the associated underlying equity in the net assets of NREH of ¥37,140 million was the result of the excess of the underlying equity in net assets over fair value of the investment at March 31, 2021. Please address the following and reference for us, where appropriate, the authoritative literature you rely upon to support your accounting:

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We note that from September 2018 through March 31, 2021, excluding the decline between March 2020 and December 2020, the stock price of NREH has been relatively stable and subsequently increased higher than before March 2020. Provide us your analysis supporting the period and extent to which the share price was below the carrying value to support the recognition of the ¥47,661 million impairment charge during the fourth quarter of fiscal 2021, including why an impairment charge was not recorded for the periods ending March 31, 2019 and March 31, 2020 considering the stock price activity during those periods, which other than the significant decline at the end of March 2020, appears to be reasonably consistent with trading beginning in December 2020.

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Disaggregate by investment, affiliated companies and other equity-method investees for which a quoted market price is available and provide us a rollforward for the carrying amount of ¥340,909 million for each year from March 31, 2017 to March 31, 2021. At each year end tell us the fair value of each depicted investment, your ownership percentage and the related underlying equity in net assets.

Response:

Impairment of equity method investment in NREH

Nomura Real Estate Holdings, Inc. (“NREH”) is the holding company of the Nomura Real Estate Group which operates real estate development, sales and other real estate related businesses. We held approximately 36% of the outstanding shares of NREH as of December 31, 2021. We have been applying the equity method of accounting to our investment in NREH since 2013. NREH shares are actively traded on the Tokyo Stock Exchange (“TSE”). We periodically assess whether a loss in value of an equity method investment that is other than temporary exists as required by Accounting Standard Codification (“ASC”) 323-10-35 for our investments in NREH by first comparing the carrying value of the investment as recognized in our consolidated financial statements and its estimated fair value as suggested by the price of the shares of NREH on the TSE. When such estimated fair value is less than the carrying amount of our investment, we then consider whether such difference is other than temporary. In assessing whether our investment is other than temporarily impaired, we not only consider the length of time that the fair value suggested by the TSE quoted share price is below the carrying amount of our investment, but, given the size of our shareholding compared to the daily trading volume, other relevant information, such as unsolicited indications of interest from 3rd parties to purchase our investment, the unrealized gain on real estate held by NREH as calculated and disclosed by NREH (which NREH calculates as the difference between the estimated market value and the carrying value of rental real estate held by NREH) and NREH’s financial results and outlook.

For the fiscal years ended March 31, 2019 and 2020, we did not recognize an impairment loss on our investment in NREH because the decline in the TSE share price being below the carrying value of our investment was not considered to be other than temporary. This determination was based on: the historically volatile nature of the TSE share price of NREH’s shares; the fact that the length of time that the fair value as suggested by the TSE share price was below the carrying value was not deemed prolonged, particularly for the fiscal year ended March 31, 2019; NREH’s consistently growing operating revenue, operating profit, ordinary profit and EPS; the upward trend of unrealized gain of real estate held by NREH as calculated and disclosed by NREH (as described in the preceding paragraph) and the receipt of multiple unsolicited indications of interest from 3rd parties to purchase our investment in 2019 and 2020. All of these factors indicated that the impairment was temporary, and the 3rd party indications of interest suggested a premium for our investment over the carrying value or the value as measured by the TSE share price.

Our determination that the impairment of our investment was temporary was unchanged between February 2020 and March 2020, during which time the share price of NREH on the TSE declined significantly due to the impact of the Covid-19 pandemic. We determined at such time that the sharp decline in TSE share price caused by the Covid-19 pandemic was temporary considering that the TSE share price had been in a strong recovery trend during the period before the pandemic from late 2018 until early March 2020 and that NREH reported year-over-year increases in its operating revenue, operating profit, ordinary profit and EPS as well as the continued upward trend of unrealized gain on real estate held by NREH as calculated and disclosed by NREH (as described in the second preceding paragraph) in the fiscal year ended March 31, 2020.

Similarly, as of September 30, 2020 and December 31, 2020, we also continued to judge that the potential impairment was temporary and did not recognize an impairment loss because of the strong upward trend in the TSE share price following the dramatic declines in March 2020, which indicated that the carrying value would be recoverable.

In April 2021, NREH announced year-over-year declines in operating revenue, operating profit, ordinary profit and EPS for the fiscal year ended March 31, 2021, as shown in the table below. It also announced its earnings forecasts for the fiscal year ending March 31, 2022. NREH’s financial forecasts, although in generally line with historical results for the fiscal year ended March 31, 2020, did not indicate a rebound from the Covid-19 pandemic sufficient to offset the declines in the fiscal year ended March 31, 2021, contrary to our expectations. This, coupled with no new unsolicited indications of interest from 3rd parties to purchase our investment and the prolonged length that the value of our investment based on the TSE share price remained below the carrying value, led us judge that there was an other than temporary impairment, and, consequently, we recognized an impairment loss of JPY 47,661 million on our investment in NREH during the year ended March 31, 2021, measured using the TSE share price.

The following table shows recent key financial indicators of NREH to support the above assessment.

(JPY: billion, unless otherwise stated)

	Fiscal year ending March 31,
	2018	2019	2020	2021	2022 (NREH forecast)
Operating revenue	623.7	668.5	676.4	580.6	680.0
Operating profit	76.6	79.6	81.9	76.3	77.0
Ordinary profit	68.0	69.3	73.0	65.9	72.5
EPS (JPY)	240.89	245.99	267.21	232.53	274.71
Estimated unrealized gain of real estate held(1)	181.9	206.3	209.6	209.6	-

(1)	As calculated and disclosed by NREH. Calculated as the difference between the estimated market value and the carrying values of rental real estate held by NREH.

Roll-forward of our investments in affiliated companies and other equity-method investees

The following table presents a roll-forward of each of our investments in affiliated companies and other equity-method investees for which a quoted market price is available for the fiscal years ended March 31, 2017 through to March 31, 2021. For each individual investment, the table shows the adjustment to the carrying value of the investment over the fiscal year for application of the equity method of accounting, receipt of dividends or other distributions, other than temporary impairment losses, and full or partial disposals of the investment during the relevant fiscal year.

	Millions of yen
	Fiscal year ended March 31
	2017	2018				2019			2020				2021
	Balance	Equity method adjustments	Dividends received	Investment disposal	Balance	Equity method adjustments	Dividends received	Balance	Equity method adjustments	Dividends received	Partial investment disposal	Balance	Equity method adjustments	Dividends received	Impairment losses	Balance
Nomura Research Institute, Ltd.	207,603	20,844	(7,892)	—	220,554	15,786	(8,275)	228,066	12,942	(6,747)	(84,636)	149,625	24,566	(5,914)	—	168,277

Nomura Real Estate Holdings, Inc.	175,694	12,780	(4,534)	—	183,940	16,576	(4,696)	195,820	17,326	(5,020)	—	208,125	17,350	(5,182)	(47,661)	172,632

JAFCO Co., Ltd	29,642	1,083	(863)	(29,862)	—	—	—	—	—	—	—	—	—	—	—	—

Takagi Securities Co., Ltd.	1,624	—	—	(1,624)	—	—	—	—	—	—	—	—	—	—	—	—

Total	414,563	34,707	(13,290)	(31,485)	404,494	32,363	(12,971)	423,885	30,268	(11,767)	(84,636)	357,751	41,916	(11,096)	(47,661)	340,909

For each individual investment in affiliated companies and other equity method investees where a quoted market price is available, the relevant ownership percentage and related underlying equity in net assets of the investment, the carrying value of the investment as recognized in our consolidated financial statements and estimated fair value of the investment, based on the relevant quoted market price as of March 31, 2017 through March 31, 2021.

	Millions of yen, except percentages
	As of March 31
	2017				2018				2019
	Carrying amount	Fair value	Ownership %	Underlying equity in net assets	Carrying amount	Fair value	Ownership %	Underlying equity in net assets	Carrying amount	Fair value	Ownership %	Underlying equity in net assets
Nomura Research Institute, Ltd.	207,603	380,692	37.2%	150,763	220,554	463,399	38.5%	153,233	228,066	462,480	39.3%	152,197

Nomura Real Estate Holdings, Inc.	175,694	115,447	34.1	164,654	183,940	162,721	34.6	173,369	195,820	137,652	35.3	184,963

JAFCO Co., Ltd	29,642	32,284	19.5	34,201	—	—	—	—	—	—	—	—

Takagi Securities Co., Ltd.	1,624	4,789	30.6	8,863	—	—	—	—	—	—	—	—

Total	414,563	533,213		358,480	404,494	626,120		326,603	423,885	600,132		337,160

	Millions of yen, except percentages
	As of March 31
	2020				2021
	Carrying amount	Fair value	Ownership%	Underlying equity in net assets	Carrying amount	Fair value	Ownership %	Underlying equity in net assets
Nomura Research Institute, Ltd.	149,625	397,983	28.8%	88,315	168,277	595,757	28.6%	107,706

Nomura Real Estate Holdings, Inc.	208,125	113,685	35.9	197,363	172,632	172,632	36.1	209,772

Total	357,751	511,667		285,678	340,909	768,389		317,477

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If you have any questions about this response letter, please contact the undersigned by mail.

Very truly yours,

/s/ Takumi Kitamura
Takumi Kitamura
Chief Financial Officer

cc:	Michelle Miller
(Division of Corporation Finance,
U.S. Securities and Exchange Commission)

Keiji Hatano
(Sullivan & Cromwell LLP)

Hiroki Matsumura
(Ernst & Young ShinNihon LLC)

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